UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMC Entertainment Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00165C104

(CUSIP Number)

Lin Zhang

Director

Wanda America Entertainment, Inc.

850 New Burton Road

Suite 201

Dover, Delaware 19904

86-010-85588349

With a copy to:

Wendy Grasso, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022-7650

(212) 521-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00165C104

1.	Names of Reporting Persons. Wanda America Entertainment, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,455,290

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,455,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,455,290

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Qingdao Wanda Movie and TV Investment Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,455,290

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,455,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,455,290

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Dalian Wanda Group Business Service Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,455,290

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,455,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,455,290

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G21515104

1.	Names of Reporting Persons. Wanda America Investment Holding Co. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,455,290

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,455,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,455,290

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Qingdao Wanda Culture Investment Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,455,290

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,455,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,455,290

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Beijing Wanda Investment Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,455,290

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,455,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,455,290

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Beijing Wanda Culture Industry Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,455,290

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,455,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,455,290

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Dalian Wanda Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,455,290

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,455,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,455,290

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Dalian Hexing Investment Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,455,290

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,455,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,455,290

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Jianlin Wang

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,455,290

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,455,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,455,290

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 1 (the “Amendment”) is being filed by Wanda America Entertainment, Inc., a Delaware corporation (“WAE”); Qingdao Wanda Movie and TV Investment Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“QWM”); Dalian Wanda Group Business Service Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“DWGB”); Wanda America Investment Holding Co. Ltd., a Delaware corporation (“WAI”); Qingdao Wanda Culture Investment Co., Ltd., a limited liability company incorporated  under the laws of the People’s Republic of China (“QWC”); Beijing Wanda Investment Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“BWI”); Beijing Wanda Culture Industry Group Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“BWC”); Dalian Wanda Group Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“DWGC”); Dalian Hexing Investment Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“DHI”); and Jianlin Wang, a citizen of the People’s Republic of China (“Mr. Wang,” and, together with WAE, QWM, DWGB, WAI, QWC, BWI, BWC, DWGC and DHI, the “Reporting Persons”) and amends the statement on Schedule 13D originally filed by the Reporting Persons on September 18, 2018 (the “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (“Class A Shares”) of AMC Entertainment Holdings, Inc., a Delaware corporation (the “Issuer”), which may be deemed to be beneficially owned by certain of the Reporting Persons. The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)                                 As of the date of this Schedule, the Reporting Persons beneficially own an aggregate of 30,455,290 Class A Shares, or 6.8% of the total outstanding Class A Shares of the Issuer. The beneficial ownership percentages used in this Schedule are calculated based on a total of 450,156,186 Class A Shares outstanding as of March 11, 2021.

(b)                                 The Reporting Persons are deemed to share voting and dispositive power with respect to all 30,455,290 Class A Shares that are beneficially owned by the Reporting Persons.

(c)                                  Except as described below, to the knowledge of the Reporting Persons, none of the persons named in response to Item 5(a) has effected any transactions in the Class A Shares or Class B Shares of the Issuer during the past 60 days.

As reported in a Current Report on Form 8-K filed by the Issuer on January 27, 2021, affiliates of Silver Lake Group, L.L.C. (“Silver Lake”) and certain co-investors (collectively, the “Noteholders”) elected to convert $600.0 million of the Issuer’s 2.95% Convertible Senior Secured Notes due 2026 into shares of Class A common stock at a conversion price of $13.51 per share. The Conversion settled on January 29, 2021 and resulted in the issuance of 44,422,860 shares of Class A common stock to the Noteholders. Pursuant to a Stock Repurchase and Cancellation Agreement (the “Stock Repurchase Agreement”) between the Issuer and WAE, dated as of September 14, 2018, 5,666,000 shares of Class B Common Stock (“Class B Shares”) held by WAE were forfeited and cancelled in connection with the conversion by the Noteholders on January 29, 2021.

On February 1, 2021, WAE converted all 46,103,784 Class B Shares held by the Reporting Persons into 46,103,784 Class A Shares.

On February 1, 2021, WAE sold 2,061,060 shares of Class A common stock in the open market at a weighted average price of $14.5901 per share.

On March 19, 2021, WAE sold 1,582,996 shares of Class A common stock in the open market at a price of $14.43 per share.

On March 20, 2021, WAE sold 12,004,438 shares of Class A common stock in the open market at a price of $13.98 per share.

(d)                                 Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e)                                  Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2021

WANDA AMERICA ENTERTAINMENT, INC.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Director

QINGDAO WANDA MOVIE AND TV INVESTMENT CO., LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Legal Representative

DALIAN WANDA GROUP BUSINESS SERVICE CO., LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Legal Representative

WANDA AMERICA INVESTMENT HOLDING CO. LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Director

QINGDAO WANDA CULTURE INVESTMENT CO., LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Legal Representative

BEIJING WANDA INVESTMENT CO., LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Legal Representative

BEIJING WANDA CULTURE INDUSTRY GROUP CO., LTD.

By:	/s/ Benxi Ding
	Name:	Benxi Ding
	Title:	Legal Representative

DALIAN WANDA GROUP CO., LTD.

By:	/s/ Jianlin Wang
	Name:	Jianlin Wang
	Title:	Legal Representative

DALIAN HEXING INVESTMENT CO., LTD.

By:	/s/ Jianlin Wang
	Name:	Jianlin Wang
	Title:	Legal Representative

/s/ Jianlin Wang
Jianlin Wang